

Revolutionize healthcare transportation service management, eliminate transportation as a barrier to healthcare access

DUET

Revolutionize healthcare transportation services

duetinc.com   San Jose, CA

Highlights

(1) $160K annual run rate, 240% YoY growth (2021-2022)

(2) Pay customers in 8 different states

(3) Very sticky product, with zero churn

(4) $100B market potential

(5) Techstars portfolio company

(6) Experienced and proven team runs a capital efficiency operation

Featured Investors



Techstars

Invested $120,000 ⓘ

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Notable Investor
techstars.com

Martin O, Managing Director
"Leading accelerator programs and early stage investor"



Arcanys

Invested $290,000 ⓘ

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Global early stage investor
arcanys.com

Alan Debonneville, Managing Director
"Global early stage investor"

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Our Founder



Jing Zhu Founder & CEO

15 year experience in product management across both technology and healthcare industries. Launched and managed products in 15 different countries that generated $100M annual revenue. PhD from Cornell and MBA from UC Berkeley.

Pitch



Duet
Re-imagine healthcare transportation management
Jing Zhu, PhD
Founder & CEO
Dashboard Story, Inc.
(dba Duet)
www.duetinc.com

$100B annual spending on healthcare transportation
3.2M Patients

57M People w/ disabilities
54M Seniors



Including access transportation

Healthcare transportation service management is complex.
Patient needs
Appointments
Discharges
Dispatching
Transport providers
Booking
Billing compliance
Family
Caretakers
Case managers
Brokers
Authorization
Family
Health plans
Facilities
Funding entities
Licensed, insured professional transport providers
Multiple stakeholders
Authorization based process



Problems
Low asset utilization, revenue
Archaic, disconnected tools don't support real-time optimization
Cashflow distress
Laborious, error laden reporting leads to lengthy payment cycle
Poor service quality, fraud
Lack of service visibility, measurement and
Booking
Calendar
Dispatching
Billing
Scheduling

enforcement

Duet



A robust data-driven technology platform empowers providers to modernize, equatize transportation services.

Usability

AI

DATA

Proprietary algorithms

Integration

Automation

Empowerment with data and AI



Booking
- AI/LLM assisted, compatible with payor workflow
- Reduce costs and errors

Scheduling/ Dispatching
- Auto-scheduling, algorithmic optimization
- Increase utilization and margin

Billing
- Integration, automation
- Better cashflow management

100% yoy growth since 2021

 **$158K ARR**
91% '22-'23

 **Market presence**
8 states

 **Proprietary data**
Rich, structured

 **39 releases**
Sweeping changes

 **In-depth knowledge**
Customers, market

 **Industry network**
Vertical partners



CAGR 7% growth

$100B

Parties funding the services: managed care organizations, MedicareAdvantage, Medicaid, Veteran Affairs, workers comp, hospitals, care facilities, transit agencies, cities/counties/states, corporations, non-profit organizations, schools for students with specialty needs, individuals and families etc.

Aging population

65 years or over — 21.11%
18 years or under — 20.98%

2035
US population projection

Medicare Advantage adoption rate

51%

2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

kff.org

Team (Techstars '21)
Decades of experience with major SV institutions

Advisors

Alan Debonneville
Advisor, investor
CEO of Arcanys,
MD, Arcanys Ventures



Jing Zhu, PhD

Founder, CEO

15 years in product mgmt, generated $100M annual rev.

 (intel) Abbott Cornell University Berkeley



Abraham Elmahrek

Technical Advisor, Investor

15 years in enterprise software, data science and ML/AI.

cloudera Berkeley



Brian Gillis

COO (incoming)

10 years in strategy, sales and business development.

HARVARD UNIVERSITY

Engineering team

5 full-time,

3 part-time

Mike Hang
Advisor, investor
CTO of Accrualify
(2x exits)
 ORACLE accrualify FleetCardsUSA

Dr. Bill Shapiro
Advisor, investor
Chair, Dept of Anesthesiology
UCSF Mount Zion Hospital
UCSF Medical Center

Cliff Chambers
Advisor
Mobility planner, transit consultant
mobility

Duet

Partner with us

Jing Zhu, PhD
Founder & CEO
WWW.DUETINC.COM

Duet is the product name and Doing Business As (DBA) name of Dashboard Story, Inc.

 **Duet**